Exhibit 99.1

Titan Medical Promotes Globally Recognized Intellectual Property Strategy Leader to Vice President and General Counsel

TORONTO--(BUSINESS WIRE)--June 25, 2020--Titan Medical Inc. (“Titan” or the “Company”) (TSX: TMD) (Nasdaq: TMDI), a medical device company focused on the design and development of single-port robotic surgical technologies, announces that its head of intellectual property, Jasminder Brar, has been promoted to Vice President of Legal, IP and Strategic Initiatives, and General Counsel. Mr. Brar has lead Titan’s strategic IP efforts since 2011 and is recognized as a global IP strategy leader, having been named to the IAM Strategy 300: The World’s Leading IP Strategists since 2015. In this expanded role, Mr. Brar will also serve as the Company’s Corporate Secretary.

“I am pleased to promote Jasminder to our executive team, where his experience, skills and strategic insight will be invaluable to our success,” said David McNally, President and CEO of Titan Medical. “Throughout his time at Titan, Jasminder has helped drive innovation and create value for all stakeholders of Titan, and he has repeatedly demonstrated his top-notch legal and business abilities, most recently evidenced through his leadership roles in negotiating the license and development agreements with Medtronic as well as settling ongoing litigation. Along with other key members of our team, he will play an active role in ensuring the success of the development project with Medtronic and in the development of our single-port robotic system. Congratulations to Jasminder.”

Mr. Brar joined Titan in 2011 as IP Counsel, its first and only legal counsel, before becoming the Director of Strategic Development and IP, and Legal Counsel in 2014. Prior to joining Titan, Mr. Brar was an associate with the law firm of Smart & Biggar LLP in Vancouver, British Columbia, where he worked on a variety of intellectual property related matters. Before practising law, he worked as an engineer and in product marketing with National Semiconductor in Santa Clara, California. Mr. Brar received a Bachelor of Science in Computer Engineering (with distinction) and a Bachelor of Laws (LL.B.), both from the University of Manitoba in Winnipeg, Manitoba.

The IAM Strategy 300 guide can be found at www.iam-media.com/directories/strategy300/.

About Titan

Titan Medical Inc. is focused on robotic-assisted technologies for application in minimally invasive surgery (“MIS”). Titan is developing a single-port robotic surgical system comprised of a surgeon-controlled patient cart that includes a dual-view camera system with 3D and 2D high-definition vision systems and multi-articulating instruments for performing MIS procedures, and a surgeon workstation that provides an ergonomic interface to the patient cart and a 3D high-definition endoscopic view of the MIS procedure. Titan intends to initially pursue gynecologic surgical indications for use with its single-port robotic surgical system.

For more information, visit www.titanmedicalinc.com.

Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of applicable Canadian and U.S. securities laws. Such statements reflect the current expectations of management of the Company’s future growth, results of operations, performance and business prospects and opportunities. Wherever possible, words such as “may”, “would”, “could”, “will”, “anticipate”, “believe”, “plan”, “expect”, “intend”, “estimate”, “potential for” and similar expressions have been used to identify these forward-looking statements. These statements reflect management’s current beliefs with respect to future events and are based on information currently available to management. Forward-looking statements involve significant risks, uncertainties and assumptions. Many factors could cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, without limitation, those listed in the “Risk Factors” section of the Company’s Annual Report on Form 20F dated March 30, 2020 (which may be viewed at www.sedar.com and at www.sec.gov). Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results, performance, or achievements may vary materially from those expressed or implied by the forward-looking statements contained in this news release. These factors should be considered carefully, and prospective investors should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in the news release are based upon what management currently believes to be reasonable assumptions, the Company cannot assure prospective investors that actual results, performance or achievements will be consistent with these forward-looking statements. Except as required by law, the Company expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

Contacts

Stephen Randall
Chief Financial Officer
+1-416-548-7522
stephen@titanmedicalinc.com